EXHIBIT 99.3

Telewest Communications plc
Form of Proxy -- Annual General Meeting 2004

(PLEASE COMPLETE THIS FORM IN BLOCK CAPITALS)

I/We being the holder(s) of shares of 10 pence each in the Company, hereby appoint the Chairman of the meeting or failing him of as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Wednesday, 21 July 2004 at 10.00am (UK time) and at any adjournment thereof and I/we direct the proxy to vote in respect of the resolutions to be proposed at the meeting as indicated herein. This proxy is solicited on behalf of the board of directors of the Company.

Please indicate
your vote by marking the appropriate boxes like this: [ ] in black ink then sign and date in the space below. If no specific direction as to voting is given, the proxy may vote or abstain at his/her or its discretion.


     ORDINARY BUSINESS                                                                      For           Against
     Ordinary Resolution
     1. To receive and adopt the Directors' Report and Financial Statements for
     the year ended 31 December 2003                                                        [ ]             [ ]

     SPECIAL BUSINESS
     Ordinary Resolution
     2. To approve the Directors' Remuneration Report for the year ended 31
     December 2003                                                                          [ ]             [ ]

     ORDINARY BUSINESS
     Ordinary Resolution
     3. To reappoint Mr A W P Stenham as a director                                         [ ]             [ ]

     4. To reappoint Mr S S Cook as a director                                              [ ]             [ ]

     5. To reappoint KPMG Audit Plc as auditor and authorise the directors to
     fix their remuneration                                                                 [ ]             [ ]

     6. To grant the directors authority to allot unissued shares                           [ ]             [ ]

     SPECIAL BUSINESS
     Special Resolution
     7. To grant the directors power to disapply pre-emption rights                         [ ]             [ ]


  Signed ______________________________                                                     Date___________


2004 ANNUAL GENERAL MEETING AT: The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED ON: Wedesday, 21 July 2004 at 10.00 a.m. (UK time)

If you wish to attend the meeting, please bring this card with you. You will be asked to produce it to authenticate your right to attend.

NOTES:

1 A shareholder entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote instead of the shareholder. A proxy need not be a shareholder of the Company. In the event that you wish to appoint a person other than the Chairman as your proxy, insert the name and address of the person you wish to appoint in the space provided.

2 This Form of Proxy must be executed by the appointor or his/her duly constituted attorney or, if the appointor is a company, under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign.

3 In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members.

4    Any alteration to this Form of Proxy should be initialled.

5 To be effective this Form of Proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AJ, not later than 10.00am (UK time) on Monday, 19 July 2004. Completion and return of this Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.

6 If this Form of Proxy is returned duly signed but without an indication as to how the proxy must vote on a particular resolution, the proxy will vote or abstain at his/her or its discretion. The proxy will also exercise discretion relating to voting (and whether or not the proxy abstains from voting) on any other business transacted at the meeting.

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6AJ

LOCATION OF THE LINCOLN CENTRE

By car
Car parks available in Lincoln's Inn Fields, Drury Lane and
Bloomsbury Square

By tube
Holborn - Piccadilly Line, Central Line
Chancery Lane - Central Line

By bus
On Kingsway
  Towards Waterloo - Nos: 1, 59, 68, X68, 168, 171, 188, 501, 505, 521
  Towards Trafalgar Square - No: 91
On High Holborn
Nos: 1, 8, 19, 25, 38, 55, 98, 242

By rail
Waterloo Station